

Mail Stop 4631

September 26, 2016

Via E-mail
Christopher W. Jensen
Chief Financial Officer
Celanese Corporation
222 West Las Colinas Boulevard
Suite 900N
Irving, Texas 75039-5421

> **Re:**   **Celanese Corporation**
> **Form 8-K Filed July 25, 2016**
> **File No. 1-32410**

Dear Mr. Jensen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. Your presentation of net earnings (loss) after total adjusted EBIT in your second quarter financial highlights results in your non-GAAP measure being more prominent than the most directly comparable GAAP measure. Please revise to present net earnings (loss) before total adjusted EBIT in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2. Please revise your disclosures to identify free cash flow as a liquidity measure rather than a performance measure.

3. We note that you do not exclude total depreciation and amortization expense in the calculation of operating EBITDA. As the title of the measure indicates to an investor that the measure excludes all of depreciation and amortization, tell us why you exclude only portions and why you believe the title of the measure is appropriate.

4. We note your GAAP effective tax rate for the years ended 2015, 2014 and 2013 was 41%, 33% and 32%, respectively, and your non-GAAP effective tax rate for those years was 18%,

21% and 19%, respectively. Please explain to us how you calculate the income tax effects of your non-GAAP adjustments. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Robert Shapiro, Staff Accountant, at (202) 551-3273 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and
Construction